2015

Associated Banc-Corp
Summary Annual Report


Associated Bank
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Associated Bank

2015 FINANCIAL HIGHLIGHTS

In thousands (except per share data and performance ratios)	2011	2012	2013	2014	2015
Operating Results					
Net interest income	$ 612,831	$ 625,992	$ 645,543	$ 680,967	$ 676,278
Noninterest income	273,119	313,290	313,099	290,319	328,409
Total revenue	885,950	939,282	958,642	971,286	1,004,687
Noninterest expense	653,197	674,723	680,649	679,241	697,399
Net income available to common equity	114,869	173,773	183,534	185,507	181,146
Annual Averages					
Assets	$ 21,588,620	$ 21,976,357	$ 23,305,758	$ 25,111,597	$ 27,023,010
Loans	13,278,848	14,741,785	15,663,145	16,838,994	18,252,264
Investment securities	5,497,297	4,469,541	4,995,331	5,594,232	5,912,849
Deposits	14,401,127	15,582,369	17,438,195	17,647,084	19,903,087
Period End					
Common equity Tier 1[1,3]	$ 1,783,515	$ 1,875,534	$ 1,913,320	$ 1,808,332	$ 1,897,944
Common equity Tier 1 ratio[1,2,3]	12.24%	11.61%	11.46%	9.74%	9.52%
Allowance for loan losses/nonaccrual loans	106%	118%	145%	150%	154%
Nonperforming assets/total assets	1.82%	1.23%	0.84%	0.72%	0.70%
Associated Bank, N.A. Senior Credit Rating (Moody's)	A3	A3	A3	A3	A1
Per Common Share Data					
Common shares outstanding	174,592	170,240	164,139	151,542	151,239
Diluted earnings per share	$ 0.66	$ 1.00	$ 1.10	$ 1.16	$ 1.19
Dividends per share	0.04	0.23	0.33	0.37	0.41
Tangible book value per share	10.68	11.39	11.62	12.06	12.10
Performance Ratios					
Net interest margin	3.26%	3.30%	3.17%	3.08%	2.84%
Return on average common equity Tier 1[1,3]	6.71	9.45	9.77	9.92	9.88
Return on average tangible common equity[3,4]	6.45	8.96	9.73	9.91	9.97
Dividend payout ratio[5]	6.06	23.00	30.00	31.62	34.17

Average Loans
$ in billions


$20
18
16
14
12
10
11
12
13
14
15

Average Deposits
$ in billions


$20
18
16
14
12
10
11
12
13
14
15

Diluted Earnings Per Common Share


$1.30
1.15
1.00
.85
.70
.55
11
12
13
14
15

Dividends Per Common Share


$.50
.40
.30
.20
.10
.00
11
12
13
14
15

[1] Common equity Tier 1 (CET1), a non-GAAP financial measure, is used by management, regulators, investors and analysts to assess and compare the quality and composition of our capital with the capital of other financial services companies. Prior to 2015, the Federal Reserve regulatory capital requirements effective for the Corporation followed the Capital Accord of the Basel Committee on Banking Supervision ("Basel I"). Beginning January 1, 2015, the Federal Reserve regulatory capital requirements effective for the Corporation follow Basel III, subject to certain transition provisions. Common equity Tier 1 is Tier 1 capital excluding qualifying perpetual preferred stock and qualifying trust preferred securities.

[2] The ratio of CET1 to risk weighted assets.

[3] Non-GAAP measure - see SEC filings for a reconciliation to GAAP measures.

[4] The return on average tangible common equity ratio excludes goodwill and other intangible assets, a non-GAAP financial measure. These financial measures have been included as they are considered to be critical metrics with which to analyze and evaluate financial condition and capital strength.

[5] Ratio is based upon basic earnings per common share.

Our Vision

Associated Bank will be the Midwest's premier financial services company, distinguished by consistent, quality customer experiences, built upon a strong commitment to our colleagues and the communities we serve, resulting in exceptional value to our shareholders through economic cycles.

Highlights and Accomplishments

- Top 50 publicly traded (NYSE: ASB) U.S. bank holding company
- More than 1 million customers
- Largest Wisconsin-based bank, by assets
- Fastest-growing bank in Wisconsin[1]
- #1 mortgage originator in Wisconsin, seven years in a row[2]
- Among the U.S. top 50 insurance brokerage firms[3]

Products and Services

- Consumer Banking
- Commercial and Business Banking
- Commercial Real Estate Lending
- Private Banking Services
- Residential and Home Equity Lending
- Trust, Investment and Asset Management Services
- Treasury Management and Capital Markets
- Employee Benefits, Risk Management and Retirement Plan Services



>$2bn deposits
>$1bn deposits
>$300mm deposits
MINNESOTA
WISCONSIN
MICHIGAN
IOWA
ILLINOIS
INDIANA
OHIO
MISSOURI

Associated Banc-Corp Select Affiliates

- Associated Bank, N.A.
- Associated Trust Company, N.A.
- Associated Financial Group, LLC
- Associated Investment Services, Inc.
- Kellogg Asset Management, LLC

Footprint

Associated has over 200 branches serving more than 100 communities throughout Wisconsin, Illinois and Minnesota, with commercial financial services in Indiana, Michigan, Missouri, Ohio and Texas, and select national specialty businesses.

Loans by State[4][5][6]

Wisconsin: $6.5 billion
Illinois: $4.5 billion
Minnesota: $2.0 billion



Other
18%
Wisconsin
36%
In Footprint
11%
11%
Minnesota
24%
Illinois

Loans by Type[4]

Consumer: $7.2 billion
Commercial and business: $7.1 billion
Commercial real estate: $4.4 billion



Commercial real estate
23%
Consumer
39%
Commercial and business
38%

[1] FDIC 2015 U.S. Bank Branch Summary of Deposits; deposit market share increase from June 30, 2014, to June 30, 2015.
[2] The Wisconsin's #1 Mortgage Lender designation is based on information gathered from the Home Mortgage Disclosure Act data compiled annually by the Federal Financial Institutions Examination Council. The results of the data were obtained through RATA Comply, November 2015.
[3] Business Insurance magazine, July 2015. Rankings based on 2014 brokerage revenue generated by U.S. based clients.
[4] Year ended December 31, 2015.
[5] Excludes $0.4 billion installment and credit card portfolio.
[6] In Footprint includes Missouri, Indiana, Ohio, Michigan and Iowa.

Dear Shareholders,

Associated Banc-Corp has now delivered six consecutive years of improving earnings per share. Our progress has been a story of both continuity in strategies and priorities, and adaptability, enabling us to successfully navigate regulatory, economic and even customer behavior changes. With this as our backdrop, we continuously work to improve the strength of our company. Our customer-centric strategy has proven to be a sound foundation, positioning us to deliver long-term, sustainable value to our customers, colleagues, communities and shareholders.



(Left to right)

William R. Hutchinson, Chairman

Philip B. Flynn, President & Chief Executive Officer

Our 2015 results demonstrate that we live up to the commitments we make:

- **Enhancing the Customer Experience –** We modernized our branch network, invested in digital banking channels and made improvements to our products and services.
- **Growing Organically –** Our average loan balances increased $1.4 billion, or 8%, while average deposits increased $2.3 billion, or 13% from a year ago.
- **Driving Efficiency –** We managed expenses effectively. Adjusting for our 2015 insurance agency acquisition, we were able to keep expenses flat while continuing to invest in our businesses.
- **Delivering Value to Our Shareholders –** We increased dividends 11% from 2014 to $0.41 per common share. In addition, the company repurchased approximately 5 million shares of common stock during the year.

Enhancing Customer Experiences

Customer experience, in all of its dimensions, distinguishes us in the marketplace. The investments we have made in our products and in our sales and service channels have helped us gain efficiencies while improving the experiences we provide. Customers appreciate the convenience of our in-branch, telephone, mobile and online sales and service channels.

Last year marked the conclusion of a multiyear strategy to upgrade our physical locations. As part of this initiative, we invested in new, lower-cost branches that are in line with changing consumer behaviors and channel preferences. At the same time, we invested in technologies that enable our branch colleagues to demonstrate our full suite of digital services. About half of our customers now use online banking. Mobile banking, our fastest-growing digital platform, is accessed by about 25% of our deposit customers.

This move to alternate channels puts more control in the hands of our customers. They choose whether to conduct transactions in the branch, online, or via ATM, telephone, mobile phone or text. These efforts contributed to our success in gathering deposits across our markets. According to the 2015 FDIC Summary of Deposits report, Associated was the fastest-growing depository in Wisconsin by market share. We also grew and gained deposit market share in Illinois and Minnesota.

In 2015, we consolidated more than 40 legacy consumer checking and savings products to just three. This process, affecting approximately 600,000 deposit accounts, improved our ability to service existing customers while making it easier for new customers to select the account that is right for them. A concerted communications effort helped us prepare colleagues and customers for this change, resulting in minimal disruption.

As part of our customer-centric approach, we provide all of our customers 24/7/365 access to our Customer Care team. This Wisconsin-based contact center was recently recognized by J.D. Power for providing "An Outstanding Customer Service Experience" for the live phone channel.

To continue this momentum and advance customer engagement, Associated is enhancing its measurement of the customer experience. New tools, implemented in early 2016, will provide near real-time feedback across all sales and service channels.

Delivering on Our Strategy

Our shareholders have benefited from our prudent and disciplined approach to managing our business. We have built a diversified financial services company with well-balanced earnings from all of our core businesses. In 2015, we grew our balance sheet to record levels. Organic growth in loans and deposits was complemented by increased revenue from mortgage banking and our insurance acquisition.

Our goal is to sustain growth throughout the credit cycle. In 2015, we continued our conservative approach to lending and, with the exception of select industries, concentrated our activities in the upper Midwest. We are growing our balance sheet with asset classes we understand and that we expect to hold up well during the next credit cycle.

Corporate Banking builds relationships with our largest commercial clients and those with complex borrowing needs. Last year's 8% average growth in commercial and business loans was driven by solid performance from several of our specialty businesses. The diversification of this portfolio, which includes manufacturers, wholesalers, finance companies, power providers, and an oil and gas business focused entirely on reserve secured lending, has enabled us to increase value to shareholders while maintaining a conservative credit culture.

Commercial Real Estate (CRE) grew average loans 6% last year and has been a consistent contributor to growth over the past five years. In 2015, we maintained a balanced mix of all major property types, including multi-family, retail, office and industrial. We are particularly pleased by the growth of our Real Estate Investment Trust lending business, which grew average balances by approximately $250 million.

We recently expanded our CRE footprint with the addition of loan production offices in Cleveland and Dallas. We have hired experienced, local teams and are working with proven developers to build our business.

Our Private Client and Institutional Services areas provide a diversified set of fee-based businesses that produce significant, recurring revenue opportunities. Insurance revenues increased 70% year-over-year as we experienced organic growth as well as significant lift from the integration of Ahmann & Martin Co. which was acquired early in 2015.

This acquisition helped diversify our product offerings and client base with greater property and casualty capabilities across a host of specialty businesses. We've now positioned ourselves to be one of the leading benefits brokers across the Midwest and one of the top 50 overall insurance brokers in the country.

Midyear, we integrated our investment services into our Private Client Services group. This transition, along with an improved, team-based market strategy, enhanced our ability to provide a broad array of financial solutions to high net worth clients.

Collaborative teams in our Consumer and Commercial Banking group helped illustrate our ability to grow deposits in a competitive and transforming industry. In addition, this group positioned Associated to be recognized for the seventh consecutive year as the number one mortgage originator in Wisconsin. The company supports a broad range of programs to promote homeownership as well as the revitalization of neighborhoods across Wisconsin, Illinois and Minnesota.

We continued to reinvigorate our presence in midsized markets through our Community Markets strategy. As part of this multiyear initiative, we have appointed local leaders responsible for the business development activities within their regions, supported by collaboration with internal business partners.

Our goal is to achieve recognition as a financial leader, strategically partnering with each community to meet its unique needs. This will help us continue organic growth and improve our position for future acquisition opportunities.

We strive to implement best practices in every element of our business and view risk management and compliance as core disciplines of our company. During the year, we continued to invest in our financial intelligence processes and compliance programs and increased focus on our internal risk management controls and governance. We anticipate regulatory and risk management requirements will continue to rise as industry best practices become the standard for all banks.

Strengthening Our Communities

We're committed to the communities in which we do business. The upper Midwest is a large, diverse area with thriving metropolitan areas, midsized cities and small towns.

Helping ensure the well-being of our communities is an integral part of our strategy. We designate approximately 1% of annual pretax profits for charitable purposes and target at least 60% of that to support Community Reinvestment Act (CRA) eligible programs.

We surpassed that target in 2015, providing $1.9 million in CRA-qualifying contributions to various nonprofit partners. These include organizations that focus on creating affordable housing, providing community services to minority and low-to-moderate income customers and communities, promoting economic development of small businesses, and revitalizing and stabilizing neighborhoods within our footprint.

In May, Associated entered into an agreement with the U.S. Department of Housing and Urban Development to further elevate our promotion of homeownership and mortgage lending in several urban and minority markets. We have already made a number of enhancements and are on track to meet our commitments.

In line with our corporate goals, our colleagues promoted financial education through local school-based programs

and volunteered their expertise to help individuals and families achieve their dream of homeownership. In support of these efforts, we increased paid volunteer time off in 2016 from four to eight hours per employee.

For the fifth consecutive year, colleagues also joined together to raise more than $1 million for the United Way. These efforts were complemented by an inaugural Stock the Box™ campaign to collect school supplies for children in our communities.

Succeeding Together

Without question, the success of our company can be credited to our colleagues. Our accomplishments are clearly linked to their commitment, adaptability and hard work.

During 2015, we saw a few changes to our management team. Donna Smith, former Head of Corporate Banking, retired in June following a successful 30-year career in corporate banking. John Utz now leads the Corporate Bank and serves as our Milwaukee Market President.

Chief Strategy Officer Oliver Buechse also left the organization. His work was critical in improving our approach to strategic thinking, positioning us for long-term success and helping bring our company's vision to life.

The beginning of this year marked the promotion of Paul Schmidt to Executive Vice President and Head of Commercial Real Estate. He succeeds Breck Hanson who was promoted to the role of Vice Chairman of Associated Bank. Breck also retained his role as Chicago Market President.

Also this year, Doug Quick announced his intent to retire from our Board of Directors. Doug has been a director of Associated since 1991. We want to thank him for his many years of service to our company.

Delivering Value

We have built the strategy and the discipline to deliver exceptional value to our shareholders through economic cycles. Our capital management priorities remain consistent — fund organic growth, pay a competitive dividend, consider acquisitions, and if appropriate, repurchase stock conservatively.

We will continue to focus on improving the customer experience and providing the comprehensive, high-value products and services they need. We will also invest in our workforce to ensure our customers engage with a knowledgeable, capable and compassionate team committed to enhancing the customer experience, managing risk and improving the quality of our business.

Through targeted efforts and commitments, we will be better positioned to meet the financial and economic development needs of our markets. Supporting the vitality of our communities provides direct benefit to the customers we serve.

In closing, we would like to thank you for your continued commitment to and confidence in Associated. Your support is a tribute to the disciplined practices we have put in place to deliver long-term value.

Sincerely,

Philip B. Flynn
President & Chief Executive Officer

William R. Hutchinson
Chairman

March 15, 2016

Over the past several years, the way consumers and business owners engage with financial institutions has evolved profoundly. While most begin their products and services search on the Web, it is their overarching experience that ultimately leads them to and keeps them with Associated Bank.

We're connecting with customers by tapping into their hobbies, interests and passions, then deepening those relationships with solutions that meet their needs and their lifestyles.

This makes us — a bank — relevant, humanized and approachable.





Making Every Interaction Count

As behaviors shift to favor digital solutions, our organization is finding new ways to differentiate our brand. Our goal is to make every interaction an opportunity to set Associated apart.

Through our marketing efforts, we actively invite consumers and business owners to challenge their bank and begin a new relationship with Associated. This messaging has helped drive new business to the company as well as our internal commitment to continuous improvement.

We constantly evolve our digital delivery model to meet the changing preferences of our customers. Our goal is to ensure an efficient, seamless multichannel experience for anyone who engages with us in person, over the telephone, online, and through chats, emails and social media.

It's all about viewing each opportunity through the lens of our customers and determining what we can do to meet their needs and provide an exceptional customer experience.

J.D.POWER 2015 CERTIFIED CONTACT CENTER

Associated Bank's contact centers have been recognized by J.D. Power for providing **"An Outstanding Customer Service Experience"** for the live phone channel.

J.D. Power 2015 Certified Contact Center Program℠ recognition is based on successful completion of an audit and exceeding a customer satisfaction benchmark through a survey of recent servicing interactions. For more information, visit www.jdpower.com/ccc.

More Than a Sponsorship

In 2015, approximately 55% of consumer checking accounts opened were tied to one of the company's sports sponsorships. We captured the interests of prospects and strengthened relationships with customers and the community through unique, interactive game-day experiences, social media campaigns, and client and community events.


TOUCHDOWN CENTRAL
FAN CHALLENGE

Our relationships with sports franchises go back to 1919 when we became the Bank of the Green Bay Packers during their inaugural year as a team. Associated also has long-term relationships with the Milwaukee Brewers and Minnesota Wild for commercial banking and employee benefits, respectively.

In partnership with clients, professional sports partners and community leaders, we offer business programs that provide exclusive perspectives on topics such as leadership, adapting to change and succession planning. Our goal with these events is to inspire, engage and foster deeper relationships with customers and prospects of Associated.



"Every day there is a new opportunity to help my customers. I am fortunate to be a part of their journey — to be a part of their success. Working for Associated Bank allows me to help businesses when they are first starting out and to provide the right solutions as their companies evolve."

Angela, Commercial Banking Segment Leader

Diverse Needs. Personal Solutions.

For the past six years, we have pursued an ambitious agenda to differentiate Associated. A big part of this is our focus on removing barriers that stand in the way of delivering a great customer experience.

At the heart of these efforts are our colleagues who believe there are no better rewards than helping customers reach their goals. Front- and back-office colleagues work in tandem to meet the needs of our customers before, during and after the sale — 24/7/365.

Our ability to achieve this is enhanced by our status as a regional bank; Associated is small enough to build meaningful customer relationships, yet large enough to deliver a full suite of products.

We've created easy-to-understand, fairly priced solutions to meet consumer needs. And, through our investments in technology and our nationally recognized Customer Care team, we've ensured that customers can access our products and services anytime, anywhere.

To uphold our customer-first culture, we use real-time data to coach colleagues on how to improve the customer experience. This same data provides essential feedback for building future tools and processes to help us better serve our customers.

A key component to growing our business is helping customers reach their goals. This, in turn, builds trust, loyalty and long-term relationships.

Strong Connections. Clear Direction. Real Opportunities.

Our customers are best served by colleagues who feel respected, included and open to sharing their ideas. Our commitment to consistent, transparent communication drives these distinctive attributes within our culture.

Each month, the company pauses for an hour to hear updates from leadership. These interactive town hall style meetings focus on the company's financial progress as well as initiatives affecting our customers, colleagues and communities.

In 2015, a remarkable 87% of colleagues completed our annual engagement survey. Responses included more than 7,000 direct comments.

Part of this engagement is derived from efforts to support colleagues' career aspirations. We offer extensive talent development programs to help colleagues pursue interests and develop new skills.

All colleagues have access to hundreds of online learning courses. In addition, we offer leadership and specialized development programs to prepare colleagues for entry into — or to enhance the understanding of — a particular career. In 2015, approximately 3,400, or 77% of colleagues accessed training designed for self-advancement.

"I've always enjoyed working directly with people. There's great satisfaction in knowing that they're coming to you for help. I'm happy to be able to do that here. We're not always able to give customers exactly what they want, but I'm going to do everything within my power to create a better banking experience."

Mitchell, Customer Care Senior Representative




SHRM

In 2015, Associated Bank was recognized by the Wisconsin Organization of Society for Human Resource Management for our commitment to building and fostering a diverse and inclusive culture.



The year 2015 was momentous for the Cultural Awareness Network, which grew membership to more than 300 colleagues. The group plans to launch additional chapters in 2016.

Strengthening Connections

We believe a culture that fosters diversity and inclusion is essential to our long-term vitality. It encourages creativity, innovation and positive change within the organization.

Over the past five years, we have built a solid infrastructure centered on our Diversity and Inclusion Council, a commitment to diversifying our supplier base and the promotion of five colleague resource groups.

In 2015, approximately 1,900, or 43% of colleagues participated in one or more groups. Each colleague resource group brings together individuals who have common interests or backgrounds. They focus on providing topics of interest, while also working on recruitment, development, social and community-based efforts.

We are proud of the accomplishments to date and are committed to our goal of building a diverse workforce that mirrors the communities where we do business.

United for the Challenge

Our annual corporate United Way campaign united colleagues across our organization in meeting the needs of our communities. Nearly 80% of colleagues participated in the campaign — volunteering time, pledging funds and stocking boxes full of school supplies for citizens in need.



Approximately
25%
BRANCHES in low-to-moderate income census tracts

More than
370 events
related to financial literacy, home buying and economic development

$100,000 raised & 157 tools
donated through "HITS FOR HOMES" program

$1.1 million
raised for the UNITED WAY

50,400 hours
of VOLUNTEER SERVICE

REPRESENTATION on
523 boards

Commitment to Our Communities

Helping ensure the well-being of our communities is an integral part of our strategy. Our three-year plan focuses on developing opportunities for business growth and homeownership. We believe these initiatives and investments have far-reaching, positive implications within our communities.

Through targeted efforts and specific commitments to our minority and low-to-moderate income (LMI) customers and communities, we work to address some of the most important economic development issues in the markets we serve. Approximately 25% of our branches are in LMI census tracts.

In 2015, Associated partnered with several community counseling organizations to host dozens of seminars and housing fairs for prospective homebuyers, in addition to financial literacy workshops for students and local consumers. We further supported these programs through grants and colleague volunteerism. We also introduced our new Homeowners Edge Loan Plus (HELP) program for borrowers who are purchasing, building or refinancing their primary residence in specific census tracts. Specifically, the program provides financial assistance for down payments, closing costs and interest rate reductions.

For more than 150 years, Associated has been helping businesses grow and customers buy and stay in their homes. With the support of great community partners, we look forward to continuing this success.

In a prominent Milwaukee-area program last year, we partnered with the Milwaukee Brewers Community Foundation to help stabilize and revive neighborhoods through an inaugural "Hits for Homes" program. For every Brewers Hit, $250 was donated to Housing Resources, Inc. in support of home repairs.


$001,000
AssociatedBank

BOARD OF DIRECTORS



William R. Hutchinson
Chairman,
Associated Banc-Corp
President,
W. R. Hutchinson & Associates, Inc.



R. Jay Gerken
Director of 18 mutual funds associated with Sanford C. Bernstein Fund, Inc.



Cory L. Nettles
Founder & Managing Director, Generation Growth Capital, Inc.



John F. Bergstrom
Chairman &
Chief Executive Officer,
Bergstrom Corp.



Robert A. Jeffe
Managing Partner &
Founder, Source Rock Energy Partners



J. Douglas Quick
Chairman,
Lakeside Foods, Inc.



Ruth M. Crowley
Executive Vice President,
Summit Resources International



Eileen A. Kamerick
Adjunct Professor of Law & Consultant



Karen T. van Lith
Consultant



Philip B. Flynn
President &
Chief Executive Officer,
Associated Banc-Corp



Richard T. Lommen
Chairman,
Courtesy Corp.



John (Jay) B. Williams
Chairman,
Milwaukee Public Museum

EXECUTIVE COMMITTEE



Philip B. Flynn
President &
Chief Executive Officer



Judith M. Docter
Chief Human Resources Officer



Scott S. Hickey
Chief Credit Officer



David L. Stein
Head of Consumer & Commercial Banking



William M. Bohn
Head of Private Client & Institutional Services



Randall J. Erickson
General Counsel & Corporate Secretary



Timothy J. Lau
Head of Community Markets



John A. Utz
Head of Corporate Banking & Milwaukee Market President



Christopher J. Del Moral-Niles
Chief Financial Officer



Breck F. Hanson
Vice Chairman & Chicago Market President



Christopher C. Piotrowski
Chief Marketing Officer



Jim Yee
Chief Information & Operations Officer



Patrick J. Derpinghaus
Chief Audit Executive



Arthur G. Heise
Chief Risk Officer



Paul G. Schmidt
Head of Commercial Real Estate

FSC FPO

Associated Bank

2015 Summary Annual Report

Associated Banc-Corp
433 Main St. | Green Bay, WI 54301
AssociatedBank.com
920-491-7500

Common Stock Listing & Trading
Traded: NYSE | Stock Market Symbol: ASB

Shareowner Inquiries
800-468-9716 or 651-450-4064
24/7 automated system or representative from 7 a.m. – 7 p.m. (CT), Monday through Friday

Additional information is available at Investor.AssociatedBank.com

ASB LISTED NYSE

Transfer Agent and Registrar Correspondence
Wells Fargo Shareowner Services
1110 Centre Pointe Curve | Suite 101
Mendota Heights, MN 55120
800-468-9716 or 651-450-4064 | www.shareowneronline.com

Annual Meeting of Shareholders
April 26, 2016 | 11 a.m. (CT)
KI Convention Center | 333 Main St. | Green Bay, WI 54301

Proxy materials for the 2016 Annual Meeting of Shareholders are available via the Internet. Shareholders as of the March 1, 2016 record date have been mailed a notice regarding the availability of proxy materials, which includes the Internet website address where the proxy materials can be viewed and shares voted. It also includes instructions for requesting a paper copy of the proxy materials via telephone, Internet website or email.

Annual Report on Form 10-K
Shareholders and other interested persons may obtain a copy of Associated Banc-Corp's 2015 Annual Report on Form 10-K on the Investor Relations section of our website at Investor.AssociatedBank.com or by calling or writing Associated Banc-Corp Investor Relations.

IMPORTANT NOTE REGARDING FORWARD-LOOKING STATEMENTS: Statements made in this Summary Annual Report which are not purely historical are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. This includes any statements regarding management's plans, objectives, or goals for future operations, products or services, and forecasts of its revenues, earnings, or other measures of performance. Such forward-looking statements may be identified by the use of words such as "believe," "expect," "anticipate," "plan," "estimate," "should," "will," "intend," "outlook" or similar expressions. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. Actual results may differ materially from those contained in the forward-looking statements. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in Associated's most recent Form 10-K and subsequent SEC filings. Such factors are incorporated herein by reference.